Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

NEWS RELEASE

Agrium sends letter to CF stockholders

Reaffirms commitment to acquiring CF

Urges CF stockholders to send message to CF board by WITHHOLDING votes for CF directors at April 21 annual meeting

April 15, 2009 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today announced that it mailed the following letter to CF stockholders urging them to vote the GREEN proxy card and WITHHOLD votes for CF’s three director nominees up for election at CF’s 2009 Annual Meeting of Stockholders on April 21, 2009.

The full text of the letter sent to CF stockholders follows:

CF STOCKHOLDERS: SEND A MESSAGE TO YOUR BOARD —

VOTE TO WITHHOLD ON THE GREEN PROXY CARD!

Dear Fellow CF Industries Stockholder:

CF’s Annual Meeting is only a few days away. We are writing to urge you to WITHHOLD your votes for CF’s three director nominees running for re-election on April 21, 2009. This will send a clear and strong message to CF’s board and management to engage with Agrium and negotiate a mutually beneficial transaction. Voting to withhold will give you a voice in the future of your company.

Time is short. If you have not already done so, please sign, date and return the enclosed GREEN proxy card today.

AGRIUM IS OFFERING YOU $35.00 IN CASH PLUS ONE AGRIUM SHARE PER CF SHARE

(And More If CF Can Demonstrate Additional Value)

WHAT IS CF OFFERING YOU?

(Trying To Buy Terra At A Premium Without Letting You Vote)

WHAT YOU GET	Agrium’s Offer for CF	CF’s Offer for Terra
Significant premium	YES	NO
Opportunity to elect cash or stock	YES	NO
Track record of successful acquisitions	YES	NO
Diversified business well positioned for future market cycles	YES	NO

SEND A MESSAGE TO CF’S BOARD TO MEET WITH US TO GET VALUE FOR YOU

Despite Agrium offering a substantial premium which compares favorably to precedent transactions – and our clearly stated willingness to consider raising our offer further if CF can demonstrate additional value – CF’s board persists in just saying no.

Agrium has increased its offer to purchase all of the common stock of CF to $35.00 in cash plus one Agrium common share for each CF common share. Based on our closing price on March 26, 2009, the day before we raised our offer, Agrium’s offer is a 35% premium to CF’s closing price on February 24, 2009, the day before we announced our initial proposal—and a 48% premium to CF’s 30-day volume weighted average price through that date. Premiums for North American chemicals and fertilizer companies have averaged just 27% since January 20041. Our offered exchange ratio of 1.8685 (subject to proration), is well above the historical ratio of Agrium and CF share prices, which has averaged 1.1433 from CF’s 2005 IPO to February 24, 2009, the day before Agrium announced its initial proposal.

In addition, since over 50% of the total consideration is in Agrium stock, CF stockholders are presented with a unique opportunity for significant long-term value creation as well as near-term liquidity. In fact, the fertilizer industry analyst at Morgan Stanley, CF’s own financial advisor, stated, “we view Agrium as the company best positioned to take advantage of secular, sustainable growth across the entire value chain…”2

AGRIUM IS FULLY COMMITTED TO ACQUIRING CF

Contrary to CF’s assertions, the facts clearly demonstrate Agrium’s determination to complete this transaction. It is indisputable that Agrium is offering a substantial premium to acquire CF. Indeed, based on unaffected stock prices, Agrium is offering a multiple for CF that is 39% greater than what CF is proposing to pay for Terra. Agrium has also incurred significant bank commitment fees in

[1]

North American targets greater than $100 million since January 2004, excluding distressed transactions. Fertilizer transactions include Anglo Potash/BHP Billiton Diamonds, UAP/Agrium, Royster-Clark/Agrium, and Nu-Gro/United Industries. Source: Thomson SDC

[2]	Morgan Stanley Research, by Vincent Andrews and Megan Davis, September 4, 2008

order to make an offer with no financing condition, launched our bid within 24 hours of receiving financing commitments, and is moving ahead to secure regulatory approvals. Agrium has successfully completed and integrated nine major acquisitions over the last five years – and is determined to acquire CF.

WITHHOLD YOUR VOTE FOR STEPHEN A. FURBACHER, DAVID R. HARVEY, AND

JOHN D. JOHNSON ON THE GREEN PROXY CARD TODAY!

In our view, the CF board is not doing its job for CF stockholders – it has refused to negotiate with Agrium to see how high a price we would be willing to pay and has exercised its discretion to restructure its proposal to acquire Terra to take away your right to vote on it.

Accordingly, we believe the way for you to have a voice in the future of your company, and the opportunity to benefit from Agrium’s premium offer, is to WITHHOLD your votes for the CF directors and urge the CF board to engage with us.

Please WITHHOLD your vote for the three director nominees: Stephen A. Furbacher, David R. Harvey, and John D. Johnson. Ironically, Mr. Harvey is Chairman of your Board’s Corporate Governance and Nominating Committee and Mr. Furbacher is a member of this Committee.

VOTE YOUR GREEN PROXY CARD FOR A VOICE IN YOUR COMPANY’S FUTURE

If your CF shares are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GREEN proxy card in the postage-paid envelope we have provided to you. If you hold your shares of common stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only after receiving your specific instructions. DON’T LET YOUR BROKER DECIDE FOR YOU. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY GIVE INSTRUCTIONS TO YOUR BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER NOMINEE TO ENSURE THAT A GREEN PROXY CARD IS SUBMITTED ON YOUR BEHALF. Please follow the instructions to authorize a proxy to vote on the enclosed GREEN proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions are included with the enclosed GREEN proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Georgeson Inc., at 199 Water Street, 26th Floor, New York, New York 10038, or by facsimile at (212) 440-9009, or by email at cftransaction@georgeson.com so that we may be aware of all instructions given and are in a position to ensure that such instructions are followed.

Do not return any white proxy card you may receive from CF or otherwise authorize a proxy to vote your shares for CF’s nominees. If you have already returned a white proxy card to CF or otherwise authorized a proxy to vote your shares for CF’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date, and return the enclosed GREEN proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

CF stockholders of record as of March 16, 2009 are entitled to vote at the annual meeting. If you are a CF stockholder of record, you can still vote even if you have since sold your shares.

Georgeson Inc. is assisting Agrium with its efforts to solicit proxies. If you have any questions about voting your shares, please call Georgeson Inc. toll-free at (866) 318-0506 (banks and brokerage firms should call (212) 440-9800) or email cftransaction@georgeson.com.

Every stockholder’s vote is important, regardless of how many shares you own. To ensure your vote is counted, submit your vote on the GREEN proxy card so we receive it by April 20th.

Thank you for your support.

Very truly yours,

Michael M. Wilson

President & Chief Executive Officer

Agrium Inc.

Agrium urges CF stockholders to WITHHOLD their votes for CF’s three director nominees and sign, date and return the GREEN proxy card today. Georgeson Inc. is acting as Agrium’s proxy solicitor and can be reached toll-free at (866) 318-0506 (banks and brokerage firms should call (212) 440-9800) or by email at cftransaction@georgeson.com.

Additional Information

RBC Capital Markets and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at www.sec.gov. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT

MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition Co. (“North”) filed a definitive proxy statement with the SEC on April 6, 2009. The definitive proxy statement of Agrium and North and accompanying proxy card have been mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the definitive proxy statement filed by Agrium and North with the SEC on April 6, 2009.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080